Exhibit 99.1

CONTACT:	Jeffrey J. Hattara (612) 851-6030	(NYSE-BMC) FOR IMMEDIATE RELEASE

BMC REPORTS THIRD QUARTER 1999 RESULTS

    October 28, 1999—Minneapolis, MN—BMC Industries, Inc. reported a net loss of $426 thousand, or $0.02 per diluted share, for the quarter ended September 30, 1999. This compares to a net loss of $2.0 million, or $0.07 per diluted share, for the third quarter of 1998. Total third quarter 1999 revenues were $88.3 million as compared to $88.6 million in third quarter 1998. Total third quarter 1999 income from operations increased $2.3 million to $3.5 million versus $1.2 million in third quarter 1998.

    Paul B. Burke, BMC's Chairman and Chief Executive Officer stated, "Our third quarter was characterized by disappointing results in our Optical Products group and continued improvement in our Precision Imaged Products group. Vision-Ease's third quarter results were impacted negatively by lower sales, higher manufacturing costs and production performance issues and expenses related to the ramp-up for the introduction of the polycarbonate wafer lamination system. Late in the third quarter, management also determined that Vision-Ease inventory was overvalued due to higher manufacturing costs resulting from the consolidation of product lines growing out of the Orcolite acquisition, personnel turnover and systems integration problems."

    Mr. Burke continued, "While the Optical Products group performed below expectations, the Precision Imaged Products group performed extremely well. Continued strong demand for larger computer monitor and entertainment masks combined with improved operating performance contributed to a significant increase in year-over-year profitability."

    BMC's Optical Products group generated sales of $34.6 million in the third quarter of 1999, down 5.3%, or $2.0 million, from the prior year quarter. The revenue decline is due predominantly to industry wide softness in retail optical sales, ongoing consolidation at the retail level and a more highly competitive and promotional pricing environment which favors low-end lens products. As a result, sales of high-end products (polycarbonate, progressive and polarizing sun lenses) declined 3.0% in third quarter 1999 from the prior year quarter although they accounted for 56% of total third quarter 1999 Optical Products group revenues compared to 55% in third quarter 1998. (Third quarter high-end sales are less comparable to the prior year quarter in part because of large polycarbonate stocking orders from key customers in the prior year quarter.) Revenues for plastic and glass lenses declined quarter-over-quarter which was consistent with management expectations.

    The Optical Products group's operating earnings were negatively impacted by several other factors during the quarter, including higher manufacturing costs attributed to inventory sold in the quarter, compounded by poor production performance, lower production volumes, expenses related to the introduction of the polycarbonate wafer lamination system, and inventory write-offs, discontinuances and phase-outs (partially offset by favorable reserve adjustments due to changes in circumstances).

    Vision Ease's new progressive lens, OutlookTM, continued to gain momentum during the third quarter as major customers' acceptance of the product translated into a 55% increase in sales from second quarter 1999. Third quarter sales of polarizing sun lens products also increased 50% from the prior year quarter.

    Third quarter revenues from the Precision Imaged Products group ("PIP", which includes both the Mask Operations and Buckbee-Mears St. Paul "BMSP") increased 3.2% to $53.7 million in 1999, as compared to $52.0 million in 1998. This revenue increase was driven by increased sales of computer monitor masks and jumbo entertainment masks, partially offset by lower sales of other-than-jumbo entertainment masks and by lower sales at BMSP.

    Sales of computer monitor masks in third quarter 1999 more than doubled, increasing 157% as compared to third quarter 1998 due to both incremental revenue from the Cortland monitor mask line that was restarted in first quarter 1999 and a continued shift in sales to larger-sized monitor masks. Sales of jumbo entertainment masks in third quarter 1999 increased 20% as compared to the prior year quarter. These increases were partially offset by a decrease in sales of other entertainment masks, particularly sales of AK steel masks. The third quarter also benefited from strong operating performance at both manufacturing facilities.

    BMSP's third quarter 1999 revenues and operating income were down as compared to third quarter 1998 due to a reduction in orders from one major customer which continued to impact results. BMSP third quarter revenues, however, continued to increase from the first and second quarters of 1999. Operating profit during the quarter was negatively impacted by a normal shutdown during the quarter and changes in the mix of products sold.

    This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 that are intended to be covered by the safe harbors created thereby. Statements made in this press release which are not strictly historical, including statements regarding future performance, are forward-looking statements and as such are subject to a number of risks and uncertainties, including, among others, lower demand for televisions, computer monitors and ophthalmic lenses; further mask and ophthalmic lens price declines and imbalances of supply and demand; customer product qualifications; liability and other claims asserted against BMC; continued slowdown at BMSP; ability to partner with new BMSP customers; new product development, introduction and acceptance, including the roll out of the polycarbonate wafer lamination system; cost reduction and reorganization efforts; continued higher manufacturing costs; further adjustments to inventory valuations resulting from personnel turnover, systems integration or other reasons; negative foreign currency fluctuations, including adverse fluctuations affecting cross-currency swaps; ability to recruit and retain key personnel; the impact of Y2K information systems issues; the effect of the economic uncertainty in Asia; and a potential economic slowdown in other parts of the world. Certain of these and other risks and uncertainties are discussed in further detail in BMC's Annual Report and Form 10-K for the year ended December 31, 1998 and other documents filed with the Securities and Exchange Commission.

    BMC Industries, Inc. is a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC is also one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC. For more information about BMC Industries, Inc., visit the company's website: www.bmcind.com.

BMC INDUSTRIES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(Unaudited)
(in thousands, except per share amounts)

	Three Months Ended September 30		Nine Months Ended September 30
	1999	1998	1999	1998
Revenues	$88,321	$88,584	$266,305	$253,609
Cost of products sold	79,071	81,642	226,015	232,177

Gross Margin	9,250	6,942	40,290	21,432
Selling	4,788	4,545	14,152	11,748
Administrative	993	1,213	3,712	4,072
Impairment of long-lived assets	—	—	—	42,800
Acquired research and development	—	—	—	9,500

Income (Loss) from Operations	3,469	1,184	22,426	(46,688)

Other Income and (Expense)
Interest expense	(3,265)	(3,949)	(10,138)	(9,650)
Interest income	69	22	155	99
Other income (expense)	(889)	(399)	(430)	(932)

Earnings (Loss) Before Income Taxes	(616)	(3,142)	12,013	(57,171)
Income Taxes	(190)	(1,173)	4,241	(21,859)

Net Earnings (Loss)	$(426)	$(1,969)	$7,772	$(35,312)

Net Earnings (Loss) Per Share:
Basic	$(0.02)	$(0.07)	$0.28	$(1.31)
Diluted	(0.02)	(0.07)	0.28	(1.31)

Number of Shares Included in Per Share Computation:
Basic	27,349	26,989	27,275	26,963
Diluted	27,349	26,989	27,723	26,963

BMC INDUSTRIES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands)

	September 30 1999	December 31 1998
Assets
Cash and cash equivalents	$828	$1,028
Trade accounts receivable, net	50,312	39,163
Inventories	82,627	82,853
Deferred income taxes	15,714	14,603
Other current assets	13,705	14,347

Total Current Assets	163,186	151,994

Property, plant and equipment	276,769	276,630
Less accumulated depreciation	123,702	114,036

Property, plant and equipment, net	153,067	162,594

Deferred income taxes	4,075	5,431
Intangibles and other assets, net	79,007	79,446

Total Assets	$399,335	$399,465

Liabilities and Stockholders' Equity
Short-term borrowings	$1,375	$1,929
Accounts payable	30,629	28,315
Income taxes payable	5,108	3,375
Accrued expenses and other current liabilities	23,647	23,404

Total Current Liabilities	60,759	57,023

Long-term debt	177,187	187,266
Other liabilities	18,386	18,372
Deferred income taxes	5,390	3,547
Stockholders' equity
Common stock	48,932	47,714
Retained earnings	92,979	86,436
Accumulated other comprehensive income	(2,486)	1,113
Other	(1,812)	(2,006)

Total Stockholders' Equity	137,613	133,257

Total Liabilities and Stockholders' Equity	$399,335	$399,465

BMC INDUSTRIES, INC.
SEGMENT INFORMATION
(Unaudited)
(in thousands)

	Three Months Ended September 30
	Precision Imaged Products		Optical Products		Consolidated
	1999	1998	1999	1998	1999	1998
Revenues	$53,681	$51,993	34,640	$36,591	$88,321	$88,584
Cost of products sold	46,174	53,259	32,897	28,383	79,071	81,642

Gross margin	7,507	(1,266)	1,743	8,208	9,250	6,942
Gross margin %	14.0%	(2.4)%	5.0%	22.4%	10.5%	7.8%
Selling	1,476	1,329	3,312	3,216	4,788	4,545
Impairment of long-lived assets	—	—	—	—	—	—
Unallocated corporate administration	—	—	—	—	993	1,213

Income (loss) from operations	$6,031	$(2,595)	(1,569)	$4,992	$3,469	$1,184

Operating income %	11.2%	(5.0)%	(4.5)%	13.6%	3.9%	1.3%
Capital spending					$3,807	$6,670
Depreciation and amortization					$5,569	$5,398
EBITDA					$8,149	$6,183
EBITDA %					9.2%	7.0%